EXHIBIT 98


           JOINT PRESS RELEASE PIRELLI & C. SPA, EDIZIONE HOLDING SPA,
           -----------------------------------------------------------
                       EDIZIONE FINANCE INTERNATIONAL SA
                       ---------------------------------

         OLIMPIA: PIRELLI AND EDIZIONE INFORM HOPA OF THEIR INTENTION TO
                            MAKE A "CASH SETTLEMENT"

          THE CASH CONSIDERATION, AS STATED IN THE AGREEMENTS, WILL BE
             CALCULATED ON THE BASIS OF THE PRICE OF TELECOM ITALIA
                              SHARES ON 31 MAY 2006


Milan, 22 May 2006 - Pirelli & C. SpA, Edizione Holding SpA and Edizione Finance International SA (the latter hereafter referred to also as "Edizione") today informed Hopa of their intention to make a "cash settlement", effective from 22 June 2006, that is, to acquire all of the Olimpia SpA shares held by Hopa (16% of capital).

The cash consideration due for the transfer of the aforementioned shares will be determined, as indicated in the agreements, in a measure equal to the difference, calculated at market prices on 31 May 2006, between assets (in substance the Telecom Italia shares held by Olimpia) and liabilities which in the eventual split-up of Olimpia called for in the pacts among shareholders as an alternative to the acquisition of shares would have been attributable to Hopa.

The acquisition of the shares will occur by 12 July 2006 and in the following manner:

- Pirelli & C. SpA will acquire 12.8% of the capital of Olimpia (equal to 80% of Hopa's holding);

- Edizione will acquire 3.2% of the capital of Olimpia (equal to 20% of Hopa's holding);

Unicredito and Banca Intesa - which exercised their right to withdraw from the pact undertaken with Pirelli & C. SpA on 14 September 2001 - have confirmed their intention to not acquire any shares.